October 28, 2009


Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Touchstone Tax-Free Trust
    File Nos. 811-03174 and 002-72101


Dear Mr. Ganley:

This will confirm our telephone conversation on Wednesday October 14, 2009 regarding the 485(a) filing made by the Touchstone Tax-Free Trust ("Registrant") on August 28, 2009. Your comments and the Registrant's responses are set forth below:

Prospectuses

Comment

You suggested that we make congruent the effective date of the filing and the date on the front cover of the prospectus.

Response

The Registrant prefers to keep the date of the prospectus as approximately that of the effective date of the filing, which is consistent with Rule 423 of the Securities Act of 1933.

Comment

You suggested that we remove (or move to another section of the prospectus) all but the first sentence of the paragraph that appears on the table of contents page of the prospectus.

Response

The language on this page is a brief description of the Funds operations and therefore is permittable per the instructions to Item 1(a) of the N-1A instructions.

Comment

You asked that we remove the ticker symbols of the funds from each summary section in the statutory prospectus.

Response

The requested change has been made.


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Comment

You requested that we change the line items in the fee tables regarding waivers and net expenses to the following:

Fee Waiver and/or Expense Reimbursement
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense
Reimbursement

Response

The requested change has been made.

Comment

For the following sentence on page 3 of the prospectus:

The Fund has a fundamental investment policy that under normal circumstances it will invest its assets so that at least 80% of the income it distributes will be exempt from federal income tax, including the alternative minimum tax.

You requested that we add the following phrase to the end of the sentence per 35d-1 requirements:

and Florida personal income tax.

Response

The Florida intangibles tax has been repealed and Florida does not impose an income tax on individuals. Therefore, this does not apply.

Comment

You requested that we change the footnote regarding the fee waiver to state who can terminate the fee waiver and under what conditions the fee waiver can be terminated. You also suggested that we shorten the footnote, if possible.

Response

The requested change has been made.

Comment

You suggested that we shorten the phrase in the fee example section that reads "(except that contractual fee waivers are reflected only for the length of the contractual limit, i.e., the first year in the example)."

Response

The requested change has been made.


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Comment

You requested that we remove the verbiage under the expense example section that reads "The above example is for comparison purposes only and is not a representation of a Fund's actual expenses and returns, either past or future."

Response

The requested change has been made.

Comment

For all applicable funds, you requested that we change the following phrases to state 20% as opposed to 25% because the funds' 80% rules would supersede the funds from investing 25% in the investments discussed in the following:

"The Fund may also invest more than 25% of its assets in industrial development bonds, which may be backed only by non-governmental entities. The Fund will not invest more than 25% of its assets in securities backed by non-governmental entities that are in the same industry."

Response

The 25% policy and the 80% policy are not mutually exclusive. Private activity bonds or industrial development bonds that are backed only by non-governmental entities may be exempt from federal income tax, including the alternative minimum tax and applicable state tax. The Fund will not invest more than 20% of its assets in securities that are not exempt from federal income tax, including the alternative minimum tax and applicable state tax.

Comment

You suggested that we streamline the section "The Key Risks" for each fund so that is more reader friendly.

Response

The Registrant believes that the risks are written in a concise, clear manner and that further streamlining may make such disclosure less useful to the reader.

Comment

For the state specific funds, you requested that we expand the following statement under the Key Risks section of each fund so that it gives examples of what economic conditions may decline:

If economic conditions in the State of ________ decline

Response

The requested change has been made.


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Comment

You requested that we move the following sentence from the Buying and Selling Fund Shares section of each applicable fund to another section of the statutory prospectus:

These initial and additional investment minimums may change at any time.

Response

The requested change has been made.

Comment

You requested that we state where investors can find information about the bond market that is discussed in the Buying and Selling Fund Shares section of each applicable fund.

Response

The requested change has been made.

Comment

You requested that we rewrite the first paragraph of the Tax Information section of each fund so that it reads:

The Fund intends to distribute substantially all of its ordinary income and any capital gains to its shareholders. The Fund intends to pass on to shareholders the federal tax-exempt income. Income exempt from federal tax may be subject to state and local tax.

You also requested that we move the second paragraph in this section to the statutory prospectus.

Response

The requested change has been made.

Comment

For the online versions of the summary prospectuses, you suggested that we hyperlink any references of specific sections of the statutory prospectus so that investors can be taken directly to those sections.

Response

When viewing the documents, the investor would click on the "Prospectus" link (which is always visible at the top of the screen), then click on the "Investing with Touchstone" link in the statutory table of contents, thus satisfying the SEC's two click rule.

Comment

You requested that the Portfolio Turnover section of the Ohio Tax-Free Bond Fund be presented as a sub-heading under the fee table.


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Response

The requested change has been made.

Comment

On page 9 of the prospectus, in reference to the paragraph discussing the average annual returns table, you requested that the sentence "You cannot invest directly in an index" be removed and that the sentence "The Index reflects no deductions for fees, expenses or taxes" be moved to the table immediately following the name of the Index.

Response

The requested change has been made.

Comment

You requested that the "What is an Index" section of the Ohio Tax-Free Bond Fund be removed or moved to another part of the statutory prospectus.

Response

The section has been removed.

Comment

You suggested, for the funds that have multiple classes, that the information in the Buying and Selling Fund Shares section be combined and condensed, if possible. Specifically, you suggested making a table for the investment minimums.

Response

The requested change has been made.

Comment

For the section titled "Additional Information About Fund Investments" on page 19 of the prospectus, you requested that we specify which funds each investment applies to.

Response

The requested change has been made.

Comment

You requested that we verify that the Concentration Risk on page 20 of the prospectus does not violate the fundamental policy regarding concentration that is in the SAI.


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Response

"Concentration Risk" in the prospectus is intended to explain how concentration in business segments (as opposed to industries) can carry certain risks. We view business segments as a combination of industries and/or lines of business. We renamed "Concentration Risk," "Sector Focus Risk" and revised the disclosure.

SAI

Comment

You requested that we verify that issuers of industrial development bonds by non-governmental agencies are not excluded from the fundamental policy regarding concentration that is included in the SAI.

Response

We verified that issuers of industrial development bonds by non-governmental agencies are not excluded from the fundamental policy regarding concentration that is included in the SAI.


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In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

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